UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40333

LARGO INC.

(Translation of registrant's name into English)

Commerce Court West
5300-199 Bay Street
Toronto, ON  M5L 1B9

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐              Form 40-F ☒

Exhibit Index

Exhibit	Description

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the period ended June 30, 2026
99.2	Management’s Discussion and Analysis for the period ended June 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2026

LARGO INC.

By: /s/ Alberto Arias
Name: Alberto Arias
Title: Co-Chief Executive Officer